SOLOWIN HOLDINGS

1910-1912A, Tower 3, China Hong Kong City

33 Canton Road, Tsim Sha Tsui, Kowloon

Hong Kong

March 1, 2023

Via EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Shannon Davis

John Spitz

Robert Arzonetti

Susan Block

Re:	Solowin Holdings

Draft Registration Statement on Form F-1

Submitted December 23, 2022

CIK No. 0001959224

Ladies and Gentlemen:

We hereby submit the responses of Solowin Holdings (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated January 19, 2023, providing the Staff’s comments with respect to the Company’s Draft Registration Statement on Form F-1 confidentially submitted on December 23, 2022. Concurrently with the submission of this letter, the Company is submitting the revised Draft Registration Statement (the “Revised Draft Registration Statement”) on Form F-1 together with certain exhibits via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company. Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Draft Registration Statement on Form F-1 filed December 23, 2022

Prospectus Cover Page, page i

1.	We note your disclosure on the prospectus cover page that as of “the date of this prospectus, [you] are not subject to the PRC government’s direct influence or discretion over the manner in which [you] conduct [y]our business activities outside of the PRC.” Please remove these and similar statements throughout the registration statement. Your disclosure should clarify that the legal and operational risks associated with operations in China also apply to operations in Hong Kong.

RESPONSE: In response to the Staff’s comments, we have removed these and similar statements throughout the Revised Draft Registration Statement and revised the disclosure on the prospectus cover page to clarify that the legal and operational risks associated with operations in China also apply to operations in Hong Kong.

2.	Provide a description of how cash is transferred through your organization and disclose your intentions to distribute earnings or settle amounts. Provide cross-reference to the condensed consolidating schedule and the consolidated financial statements.

RESPONSE: In response to the Staff’s comments, we have added the following additional disclosures: (i) how cash is transferred through our organization, (ii) there have been no cash flows between Solowin, our Cayman Islands holding company, and Solomon JFZ, the Hong Kong subsidiary, and (iii) we have no intentions to distribute earnings or declare cash dividends in the foreseeable future and instead to keep any future earrings to finance the expansion of our business.

Since the Company does not have a variable interest entity (VIE) structure and there have been no transfer of cash or other types of assets between Solowin and Solomon JFZ, we believe that we are not required to provide cross-references to the condensed consolidating schedule and the consolidated financial statements per the Sample Letter to China-Based Companies issued by the Commission in December 2021.

Commonly Used Defined Terms, page ii

3.	Clearly disclose how you will refer to the holding company, subsidiaries, and other entities when providing the disclosure throughout the document so that it is clear to investors which entity the disclosure is referencing and which subsidiaries or entities are conducting the business operations. Refrain from using terms such as “we” or “our” when describing activities or functions of the holding company, subsidiaries, and other entities. For example, on page ii of the Prospectus Cover Page, you define “we,” “us,” “the Company,” “our” or “our company” as the combined business of Solowin Holdings, an exempted company incorporated in Cayman Islands, and its consolidated subsidiary. Disclose clearly the entity (including the domicile) in which investors are purchasing an interest. Please also make conforming revisions throughout the document.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page ii of the Prospectus Cover Page and made conforming revisions throughout the document.

Prospectus Summary The Company, page 1

4.	In one of the opening paragraphs, please include your revenues and net loss or net income for the most recent fiscal year and interim stub, as applicable. This will provide a snapshot of your company.

RESPONSE: In response to the Staff’s comments, we have added our revenues and net loss for the most recent two fiscal years and the six months ended September 30, 2022 and 2021 in the first opening paragraph in the prospectus summary.

5.	We note you discuss your users and registered clients on page 1. Please revise to further clarify the difference and clarify if some of the clients are both users and registered clients.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure regarding our users and clients on page 1, clarified the difference and clarified that clients are users who have opened trading accounts with us. Active clients are the clients who not only opened trading accounts with us but also have assets in their trading accounts.

Our Corporate History and Structure, page 8

6.	Please revise the organizational charts on pages 9 and 65 to include the identity of the person or entity that owns the equity in each depicted entity. Currently such information appears to be missing for Vulcan Worldwide Holdings Limited, Gemini Asia Holdings Limited and Fortune Dynasty Global Limited. Please include a chart to show the percentage of holding the public shareholders will have post-IPO.

RESPONSE: In response to the Staff’s comments, we have revised the organizational charts on pages 9 and 69 to include the identity of the person or entity that owns the equity in each depicted entity. We also included a table to show the percentage of holding the public shareholders will have post-IPO.

A sustained outbreak of the COVID-19 pandemic could have a material adverse impact on our business, operating results and financial, page 19

7.	We note your disclosure that “our results of operations have been severely affected by the COVID-19 outbreak.” Please revise to clarify and quantify, to the extent practicable, how your business was negatively impacted by the pandemic.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 19 to clarify and quantify, to the extent practicable, how our business was negatively impacted by the pandemic.

Risk Factors, page 19

8.	Please revise your disclosure to include a risk factor that discloses that your officers and directors are located in Hong Kong and that it would be difficult to impose liability on those individuals.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we had included such a risk factor under the heading “Certain judgments obtained against us by Solowin’s shareholders may not be enforceable.” See the 2nd paragraph starting with “In addition, all of our directors and officers are nationals or residents of Hong Kong and all or a substantial portion of their assets are located outside the U.S. As a result, it may be difficult for investors to effect service of process within the U.S. upon us or these persons, or to enforce against us or them judgments obtained in U.S. courts, including judgments predicated upon the civil liability provisions of the U.S. federal securities laws or securities laws of any U.S. state.”

9.	We note your disclosure regarding your asset management services and Fund products. Please provide risk factor disclosure, if applicable, in regard to the holding of these assets, that you might be considered an Investment Company under the Investment Company Act. As part of your response, please provide us an analysis of any exemptions you rely upon, if applicable, or advise. Please also clarify what you mean when you refer to the fund subscription fee you charge the client, on page 1.

RESPONSE: We respectively advise the Staff that we receive fund subscription fees through both our securities brokerage services and asset management services.

For our securities brokerage services, we primarily offer fund subscription services by introducing fund products from large fund management platforms and provide access for subscription to fund products such as equity funds, fixed income funds, and alternative investments funds. The Company acts as a mediator between funds and subscribers and charges a fixed subscription fee based on the size of the subscription amount. At this time, we have not generated any revenue from fund subscription service of Securities Brokerage since the online subscription service functions that access to fund management platforms is in developing process and currently is expected to be online in June 2023.

For our asset management services, we generate revenue through fund subscription fees, fund management fees, and performance fees. Our management funds provide eligible investors with the chance to invest under professional management. The subscription fees for asset management services vary based on the subscription amount, ranging from 1% to 5% for specific funds and investors. The total fund subscription fee for asset management services in the fiscal year ending March 31, 2022 was $195,000 and $0 for the six months ended September 30, 2022 since we waived the subscription fee for marketing promotion.

In response to the Staff’s comments, we have added a risk factor to disclose that although we do not believe that our business activities will subject us to the Investment Company Act of 1940, we have disclosed the potential restrictions and negative impact that we could be subject to if we were deemed to be an investment company.

We may be unable to retain existing clients or attract new clients, or we may fail to offer services to address the needs of our clients, page 21

10.	We note your statement in this section that “[y]our total revenue-generating clients declined 56% from 4,818 as of March 31, 2021, to 2,104 as of March 31, 2022.” Please revise to clarify the large drop in the number of “revenue-generating clients.”

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 22 to clarify the large drop in the number of “revenue-generating clients.”

Our level of commission and fee rates may decline in the future, page 22

11.	We note your disclosure that other firms may charge lower rates and fees, but do not provide any specific details on how your fees and commissions compare to those of your competitors. Please revise this section to provide a brief quantitative comparison of your fees and commissions compared to your competitors, or advise.

RESPONSE: In response to the Staff’s comments, we have revised this section to provide a brief quantitative comparison of our fees and commissions compared to our competitors.

We rely on a number of external service providers for technology, processing and supporting functions, and if they fail to provide these, page 25

12.	We note your disclosure that “[you] collaborate with a number of external service providers in providing services to [y]our clients for technology, processing and supporting functions” and that “if [y]our arrangements with any of these external service providers are terminated, [you] may not be able to find an alternative source.” Please identify which third-party service providers you are referencing and a provide a brief description of the services each provides.

RESPONSE: In response to the Staff’s comments, we respectively advise the Staff that our online trading business is conducted through the HY Pro platform, which is licensed from third-party Link Software Limited and can be easily accessed via our app, software, and websites. The platform offers clients seamless, efficient, and secure access to comprehensive brokerage and value-added services such as trade execution, account management, and customer support. The license is renewed annually, and we may change providers based on cost, technical support, and customization needs. However, if we are unable to continue obtaining licenses from Link Software Limited, it would take us several months to launch a new platform that meets our user experience needs.

We conduct the securities trading management and settlement services through Hundsun UFG 3.0 system, which was supported by third party Hundsun Ayers Technologies Limited. The system has been customized for our use and provides client account management and trade settlement services. Due to Hundsun Ayers Technologies’ leading position with over 50% market share in one-stop trading solutions, we have limited options for changing service providers.

Our KYC procedures are performed through the World-Check One screening system, supported by Refinitiv, a leading provider of financial market data and infrastructure. We use World-Check One for essential screening during account opening and ongoing risk monitoring, which supports our due diligence efforts against financial crime, bribery, and corruption. However, if World-Check One’s service becomes unavailable, our compliance efficiency may be adversely impacted.

Failure of third-party systems upon which we rely could adversely affect our business operation, page 26

13.	We note your disclosure that “[y]our business rely on technologies developed or licensed by third parties” and that “any interruption in the third parties’ services, or deterioration in the third parties’ performance or quality could adversely affect our business operation.” We further note your disclosure that “[you] may not be able to obtain or continue to obtain licenses and technologies from these third parties on reasonable terms, or at all.” Please identify the licenses, technologies and third-party providers you are referencing and a provide a brief description.

RESPONSE: Please see our response to Comment #12.

We derived a substantial portion of revenue from a small number of key client, page 27

14.	We note your disclosure that “in fiscal years ended March 31, 2021 and 2022, [you] derived a substantial portion of [y]our revenue from a small number of key clients” but that “as the trading platform expands, [you] anticipate, but without assurance, that this concentration may possibly be decreasing in the future.” Please revise this disclosure to:

●	Quantify the percentage of revenue derived from these key clients for the fiscal years ended March 31, 2021 and 2022; and

●	Clarify why you believe that the proportion of your total revenue derived from a small number of customers “may possibly be decreasing in the future.”

Please also include this risk factor in the Prospectus Summary.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 27 to quantify the percentage of revenue derived from these key clients for the fiscal years ended March 31, 2021 and 2022 and six months ended September 30, 2022 and 2021; and clarified why we believe that the proportion of our total revenue derived from a small number of customers “may possibly be decreasing in the future.” We also included this risk factor in the Prospectus Summary.

Use of Proceeds, page 50

15.	We note that you plan to use a portion of the proceeds from this offering for “conducting strategic investments and acquisitions in complementary businesses” but that you have not identified any specific investments or opportunities at this time. We further note on page 56 you state that “[you] have been discussing several investment advisory businesses and jobs related to Financial Analysis.” Please clarify whether you have identified any such financial investment advisory businesses and identify them if so. Please disclose the status of any negotiations with respect to possible acquisition of such businesses, and a brief description of these businesses. Refer to Instruction 6 to Item 504 of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we respectively advise the Staff that the Company plans to make investments in trading systems, AI, and fintech; however, we have not started negotiation or identified any specific investments or acquisition opportunities at this time. We revised our disclosures in the section of “Use of Proceeds” accordingly.

As a part of our ordinary course of business, we constantly conduct our business development activities and engage in negotiations with potential clients to provide services. To avoid confusion, we removed the disclosures of “have been discussing several investment advisory businesses and jobs related to Financial Analysis” from page 50, as such marketing activities are an integral part of our ordinary course of business. As of today, we have not identified any target for possible acquisition.

Overview, page 54

16.	We note that you refer to “Hong Kong IPO margin financing services.” Please briefly describe these services

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 54 to briefly describe our Hong Kong IPO margin financing services.

Our Reportable Segments, page 57

17.	We note in your Segment footnote beginning on page F-15 that you disclose three reportable segments (i.e. securities related services, investment advisory services and asset management services) and also identify a “corporate” segment in your disclosure, which appears to be different from the reportable segments identified on page 57. Please revise your filing and related reportable segment information to provide consistent disclosures.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that no revenues had been generated from corporate finance service during the fiscal years ended March 31, 2022 and 2021 or the six month ended September 30 2022, although we started our corporate finance service in December 2021. As a result, our Segment footnote in the financial statements for the fiscal year ended March 31, 2022 and 2021, as well as the six month ended September 30 2022, only disclosed three reportable segments.

18.	To the extent that you believe disclosure of your reportable segments is necessary for an understanding of your business, please revise the Management’s Discussion and Analysis (“MD&A”) section of your filing to discuss the results of operations for each of your reportable segments, and also include a discussion of material year-over-year changes in the components of each segment’s profitability. Please refer to Item 303(b) of Regulation S-K and SEC Release No. 33-10890.

RESPONSE: In response to the Staff’s comments, we have revised the disclosures under the heading “Results of Operations” in the MD&A section to discuss the results of operations for each of our reportable segments, and included a discussion of material year-over-year changes in the components of each segment’s profitability.

Results of Operations, page 58

19.	We note disclosure that revenue from securities brokerage commissions and handling income increased by $1.08 million for the fiscal year ended March 31, 2022 primarily due to an increase in the handling income received for IPO subscription in Hong Kong. We also note disclosure on page 21 that your total revenue-generating clients declined 56% during this same time period. Please revise your MD&A to include an enhanced discussion of the reason(s) for the changes in revenues during each period. Please also include a discussion of key variables (e.g. revenue-generating clients, number of transactions, etc.) and financial measurements that management is using in managing their business. Please refer to Item 303(a)(3) of Regulation S-K.

RESPONSE: In response to the Staff’s comments, we have revised the MD&A section to include an enhanced discussion of the reason(s) for the changes in revenues during each period and included a discussion of key variables and financial measurements that management is using in managing their business.

20.	We note disclosure on page 73 that you earn fees of between 1.5% and 2.5% of your assets under management (“AUM”). Understanding that this line of business was established in 2022, please revise your MD&A section to provide a rollforward of your AUM, disaggregated by product, to include beginning and ending balances, inflows and outflows, market appreciation and depreciation and new funds established. Please also discuss any significant trends or concentrations in your AUM.

RESPONSE: In response to the Staff’s comments, we have revised our MD&A section to provide a rollforward of our AUM, disaggregated by product, to include beginning and ending balances, inflows and outflows, market appreciation and depreciation and new funds established. We also included a discussion regarding significant trends or concentrations in our AUM.

General and Administrative Expenses, page 59

21.	We note disclosure that your general and administrative expenses increased during the fiscal year ended March 31, 2022 primarily due to referral fees of $681 thousand for introducing new customers and also note disclosures on pages 101 and F-22 related to referral fees paid to related parties. Please revise your filing, where appropriate, to disclose the total referral fees paid for each period along with a discussion of how these referral fees are determined and accounted for, and a discussion of which product offerings these referral fees relate to.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 62 to disclose the total referral fees paid for each period along with a discussion of how these referral fees are determined and accounted for, and a discussion of which product offerings these referral fees relate to.

Interest expenses, page 59

22.	We note that you refer to “interest expenses consist[ing] primarily of interest paid to [y]our brokers for IPO subscription financing.” Please briefly describe this expense.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 62 to briefly describe this expense.

Total other income, page 59

23.	We note that you refer to $57,000 in “total other income for the fiscal year ended March 31, 2021” that “consisted of government subsidies.” Please revise to:

●	Describe the nature of these subsidies;

●	Who provided them (e.g., Hong Kong, China, etc.); and

●	Whether you received any similar subsidies for the fiscal year ended March 31, 2022.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 63 to describe the nature of these subsidies, who provided them and whether we received any similar subsidies for the fiscal year ended March 31, 2022.

Securities brokerage commissions and handling income, page 62

24.	We note that you refer to “dividend collection handling income.” Please briefly describe the services provided for this income.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 66 to briefly describe the services provided for this income.

Our Services, page 69

25.	We note disclosure on page 22 that you began your IPO subscription services in June 2020 along with disclosure on page 58 that your revenues increased during the fiscal year ended March 31, 2022 primarily due to handling income received for IPO subscription in Hong Kong. Please revise your filing to include a detailed discussion of your IPO subscription offerings and your accounting for these services. In your revised disclosures, please specifically discuss the subscription financing arrangement(s) you provide as disclosed on page 69 in addition to discussing how you recognize both interest income and interest expense from these financing arrangements as disclosed on pages 58-59.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 73 to include a detailed discussion of our IPO subscription offerings and our accounting for these services.

Customers, page 76

26.	Please disclose the identity of the largest three customers who accounted for 51%, 17% and 10% of your total revenues for the fiscal years ended March 31, 2022, or advise. Please include risk factor disclosure related to any dependence on a limited number of customers.

RESPONSE: In response to the Staff’s comments, we have revised the disclosures on page 80 to identity the largest three customers for the fiscal year ended March 31, 2022 and for the six months ended September 30, 2022. We also added references to the risk factor titled “We derived a substantial portion of revenue from a small number of key clients.”

Industry, page 77

27.	Please revise your filing to clearly define the term “turnover” as included in your tabular presentations of total turnover of stock connect in Hong Kong and total turnover of securities market in Hong Kong on page 78, in addition to all references of turnover noted on pages 81-82.

RESPONSE: In response to the Staff’s comments, we have added the definition of “turnover” under the heading “Industry” on page 81.

Minimum capital requirements, page 91

28.	We note your disclosure that Solomon JFZ is required to have a minimum paid-up share capital of HK$10,000,000 and to maintain minimum liquid capital of HK$3,000,000. Please disclose if you currently meet these requirements.

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page 94 to clarify that we currently meet these requirements.

Receivables from Customers and Broker-Dealers and Clearing Organizations, page F-10

29.	Please revise your filing to include your policy for determining past due or delinquency status as required by ASC 310-10-50-6(e).

RESPONSE: In response to the Staff’s comments, we have revised the disclosure on page F-10 to include the policy for determining past due or delinquency status as required by ASC 310-10-50-6(e).

Note 14. Concentrations and Risks, page F-23

30.	We note your disclosure on page F-24 of your customers who represent a significant percentage of your total revenues, total receivables and total payables as of each period presented. Please confirm that your current disclosure of customers (i.e. Customer A, Customer B, etc.) represent separate and distinct customers and that there are no customers currently listed, for instance, that also comprise a significant percentage of either your revenues or your receivables or payables for any period presented and revise your filing to clarify accordingly.

RESPONSE: The Company respectfully advises the Staff that it confirms that the current disclosures of customers (i.e. Customer A, Customer B, etc.) represent separate and distinct customers and that there are no customers currently listed that also comprise a significant percentage of either revenues or receivables or payables for any year presented. The Company respectfully advises that it has revised the disclosure on page F-24 to clarify the matter.

General

31.	Please revise your disclosure throughout the document, including the prospectus summary and risk factors, to reflect that the United States Congress has passed the Accelerating Holding Foreign Companies Accountable Act, which decreases the number of “non-inspection years” from three years to two years, and thus, reduces the time before your securities may be prohibited from trading or delisted.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we have included such disclosure on the cover page, page 6, page 13 and page 37.

32.	We note your disclosure in the summary section on page 10, the Entry Barriers section on page 81, the Responsible Officers section on page 89, etc. that you only have one “responsible officer” even though the Securities and Future Commission of Hong Kong (the “HKSFC”) requires two responsible officers. You further stated that “HKSFC has not taken any issue as to this non-compliance as at the date of this prospectus” and that you are “of the view that this non-compliance is immaterial in carrying out [your] ordinary businesses.” Please provide us your analysis as to why you believe this non-compliance is immaterial.

RESPONSE: In response to the Staff’s comments, we respectfully advise the Staff that we always have at least two required responsible officers for Type 1, Type 4 and Type 6 regulated activities. During the period of insufficient Type 9 (Asset Management) responsible officers, the Company kept HKSFC informed of the rectification plans required, including the appointment of an additional responsible officer, Mr. Ling Ngai Lok, who is an executive director of Solomon JFZ. HKSFC accepted the application to add Mr. Lok as the second responsible officer for Type 9 regulated activities, and the Company paid the requisite license fees on December 6, 2022. On January 12, 2023, HKSFC approved Mr. Ling Ngai Lok’s application and the Company is currently in full compliance with the HKSFC’s responsible officer requirements for each type of license that the Company holds. We revised our disclosures in the Revised Draft Registration Statement accordingly to reflect these recent developments. As the Company has always kept HKSFC informed on this matter and to the best of knowledge of the Company, HKSFC has not raised any concerns regarding this matter. The Company is thus of the view that this non-compliance issue is immaterial.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at (852)3428-3893 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

SOLOWIN HOLDINGS

By:	/s/ Shing Tak Tam
Name:	Shing Tak Tam
Title:	Chief Executive Officer

cc:	Kevin Sun, Esq., Bevilacqua PLLC
Michael J. Blankenship, Esq., Winston & Strawn LLP